SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(AMENDMENT NO. 3)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

PACER TECHNOLOGY

(Name of the Issuer)

PACER TECHNOLOGY

CYAN HOLDING CO.

CYAN INVESTMENTS LLC

ELLIS T. GRAVETTE, JR.

G. JEFFREY RECORDS, JR.

(Name of Person(s) Filing Statement)

693905200

(CUSIP Number of Class of Securities)

Common Stock, Without Par Value Per Share

(Title of Class of Securities)

RICHARD S. KAY

Chief Executive Officer and President

PACER TECHNOLOGY

9420 Santa Anita Avenue

Rancho Cucamonga, CA 91730

(909) 987-0550

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

with copies to:

BEN A. FRYDMAN CHRISTOPHER D. IVEY Stradling Yocca Carlson & Rauth 660 Newport Center Drive, Suite 1600 Newport Beach, California 92660 (949) 725-4000	THEODORE M. ELAM McAfee & Taft 211 North Robinson, Suite 100 Oklahoma City, Oklahoma 73102 (405) 235-9621

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101), or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction. ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$16,978,652	$1,373

*	The aggregate merger consideration is based upon the sum of (a) the product of 2,151,591 shares of common stock outstanding, excluding shares owed by Cyan Investments, LLC and certain affiliates, and the merger consideration of $6.95 per share (equal to $14,953,557) and (b) the difference between the merger consideration of $6.95 per share and the exercise price per share of each of the 753,000 shares of common stock exercisable under options outstanding, excluding options owned by Cyan Investments, LLC and certain affiliates, in which the exercise price per share is less than $6.95 per share (equal to $2,025,095).

**	In accordance with Exchange Act Rule 0-11 the filing fee was determined by calculating a fee of $80.90 per $1,000,000 of the aggregate merger consideration of $16,978,652.

☒	Check box if any part of the fee is offset as provided by $ 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,373.00

Form or Registration No.: Schedule 14A

Filing Party: PACER TECHNOLOGY

Date Filed: September 2, 2003

INTRODUCTION

This Amendment No. 3 (“Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”) is being filed by Pacer Technology, a California Corporation (“Pacer”), Cyan Holding Co., an Oklahoma corporation (“Parent”), Cyan Investments LLC (“Cyan”), Ellis T. Gravette, Jr. and G. Jeffrey Records, Jr. This Transaction Statement is filed in connection with an Agreement and Plan of Merger dated as of July 29, 2003 (the “Merger Agreement”), entered into among Pacer, Parent and PT Acquisition Corp., a California corporation and wholly owned subsidiary of Parent (the “Merger Sub”). This Final Amendment is intended to satisfy the reporting requirements of Rule 13(e)-3(d)(3) of the Securities Exchange Act of 1934, as amended.

On December 9, 2003, the merger, as contemplated by the Merger Agreement, was consummated following approval by the shareholders of Pacer of the principal terms of the Merger Agreement at a special meeting of the shareholders held on December 9, 2003. Merger Sub is not a filing person of this Final Amendment because it was merged with and into Pacer, with Pacer as the surviving corporation.

Pursuant to the terms of the Merger Agreement, each outstanding share of Pacer common stock has been converted into the right to receive $6.95 in cash per share, without interest, less any applicable withholding taxes, except that: (a) shares of Pacer common stock owned by Cyan and its affiliates have been cancelled without payment; and (b) shares held by shareholders who properly assert and perfect their dissenters’ rights under Chapter 13 of the California General Corporation Law will be purchased for their “fair market value” as determined under California law. As a result of the merger, the entire equity interest in Pacer has been acquired by Parent and its affiliates and Pacer ceased to be a publicly traded company.

All information contained in this Transaction Statement concerning Pacer has been supplied by Pacer, and all information concerning Parent, Cyan, Mr. Gravette and Mr. Records has been supplied by Parent, Cyan, Mr. Gravette and Mr. Records and their representatives and agents.

Item 15.	Additional Information.

Item 1011 of Regulation M-A

(b) Other Material Information. Pacer held a special meeting of shareholders on December 9, 2003 for the purpose of voting on the principal terms of the Merger Agreement. At the special meeting, the principal terms of the Merger Agreement were approved by a majority of all of the issued and outstanding shares of Pacer’s common stock as well as a majority of the issued and outstanding shares of Pacer’s common stock that are owned by shareholders not affiliated with Cyan, Parent or Merger Sub. The merger was consummated and became effective following the special meeting of shareholders on December 9, 2003. As a result of the merger, Pacer has ceased to be a publicly traded company.

SIGNATURE

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2003	PACER TECHNOLOGY

	By:	/s/ Richard S. Kay

	Name:	Richard S. Kay
	Title:	Chief Executive Officer and President

Dated: December 9, 2003	CYAN INVESTMENTS LLC

	By:	/s/ Ellis T. Gravette, Jr.

	Name:	Ellis T. Gravette, Jr.
	Title:	Manager

Dated: December 9, 2003	CYAN HOLDING CO.

	By:	/s/ Ellis T. Gravette, Jr.

	Name:	Ellis T. Gravette, Jr.
	Title:	President

Dated: December 9, 2003	/s/ Ellis T. Gravette, Jr.

Ellis T. Gravette, Jr.

Dated: December 9, 2003	/s/ G. Jeffrey Records, Jr.

G. Jeffrey Records, Jr.